Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

TIMETABLE FOR PAYMENT OF DIVIDEND

Jersey, Channel Islands, 8 February 2016 - Further to the announcement of Randgold Resources’ fourth quarter and year end results for the period ended 31 December 2015 which included a recommendation from the board of directors that an annual dividend of US$0.66 per share be paid plus an optional scrip dividend is also being proposed subject to the approval of the Company’s shareholders at the Company’s annual general meeting on Tuesday 3 May 2016, Randgold Resources confirms the following:

This optional scrip dividend is conditional on shareholders approving the payment of the dividend at the annual general meeting and the admission of the scrip shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s main market for listed securities.

If approved by the Company’s shareholders, the dividend will be payable on Friday 27 May 2016. The record date of payment of the dividend will be Friday 18 March 2016. The ex-dividend date will be Thursday 17 March 2016.

Shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold Resources’ website at www.randgoldresources.com and posting it back to the registrars with the instructions set out in the form.

The last date for shareholder currency elections and dividend mandates to be received by the Company will be Thursday 28 April 2016.

ENQUIRIES:	Financial Director	Investor & Media Relations
Chief Executive	Graham Shuttleworth	Kathy du Plessis
Dr Mark Bristow	+44 779 771 1338	+44 20 7557 7738
+44 788 071 1386	+44 1534 735 333	randgold@dpapr.com
+44 779 775 2288

Website: www.randgoldresources.com